Brian C. Daughney, Esq. bdaughney@bplegal.com Phone: (212) 599-3322 ext 25119 45 Broadway, 17th Floor New York, New York 10006

January 27, 2021

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn.:	Division of Corporation Finance
Office of Real Estate & Construction

Re:	Venus Acquisition Corporation
Amendment No.1 to Registration Statement on Form S-1 Filed
January 20, 2021, File No. 333-251507

Ladies and Gentlemen:

We provide the responses below to your comment letter of December 29, 2020 regarding the S-1 filing by Venus Acquisition Corporation. For ease of reference, we include the Staff comment received with our response.

Amendment No.1 to Registration Statement on Form S-1 filed December 18, 2020 General

1. We note your revised disclosure and response to Comment 3. It does not appear that you have revised your risk factors section to include the applicable headings. Please revise the risk factors section consistent with item 105(a) including applicable headings.

Response.

We have made additional changes to the risk factors summary and the risk factors section to comply with your comment and Item 105(a).

2. It appears from the disclosure on page 52 that the exclusive forum provision in your warrant agreement does not apply to claims brought under the Securities Act of 1933 of the Exchange Act of 1934. Please revise your warrant agreement to state this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response.

We have modified the language in the Warrant Agreement, exhibit 10.5 and also at page 52 of the S-1 to clarify that the exclusive forum is not applicable to Securities Act or Exchange Act claims.

Thank you for your assistance in this matter. Please contact the undersigned with any questions or further comments.

Sincerely,

/s/ Brian C. Daughney
Brian C. Daughney, shareholder

cc:	Bill Hou, Esq.
Jonathan Burr, SEC Staff